UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

Sequans Communications S.A.

(Name of Subject Company (Issuer))

Renesas Electronics Europe GmbH

a wholly owned subsidiary of

Renesas Electronics Corporation

(Name of Filing Person—Offeror)

American Depositary Shares, each representing four (4) Ordinary Shares, nominal value €0.01 per share

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Takahiro Homma

Renesas Electronics Corporation

3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan

+81-3-6773-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jon A. Olsen

Jean A. Lee

Goodwin Procter LLP

520 Broadway, Suite 500

Santa Monica, CA 90401

(424) 252-6400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*	This CUSIP number is assigned to the subject company’s American Depositary Shares, each representing four Ordinary Shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

This Amendment No. 8 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed by Renesas Electronics Europe GmbH, a German limited liability company (Gesellschaft mitbeschränkter Haftung—GmbH) (“Purchaser”), and a direct wholly-owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 11, 2023 (as amended and supplemented on October 4, 2023, October 5, 2023, October 20, 2023, November 6, 2023, November 13, 2023, November 20, 2023, December 5, 2023 and December 18, 2023 and as may be further amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding ordinary shares, nominal value €0.01 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents four Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), of Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to the Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively.

This Amendment is being filed to include additional materials relating to the Offer with respect to Company RSAs, Company Share Options and Company Warrants. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(1)(H)	Form of Letter to holders of Company RSAs and Company Share Options in France incorporated by reference to Exhibit (a)(1)(H) to the Schedule 14D-9/A filed by Sequans with the SEC on December 18, 2023).

(a)(1)(I)	Form of Letter to holders of Company RSAs and Company Share Options in the United States. (incorporated by reference to Exhibit (a)(1)(I) to the Schedule 14D-9/A filed by Sequans with the SEC on December 18, 2023)

(a)(1)(J)	Form of Letter to holders of Company RSAs and Company Share Options in the United Kingdom (incorporated by reference to Exhibit (a)(1)(J) to the Schedule 14D-9/A filed by Sequans with the SEC on December 18, 2023).

(a)(1)(K)	Form of Letter to holders of Company RSAs and Company Share Options in Taiwan (incorporated by reference to Exhibit (a)(1)(K) to the Schedule 14D-9/A filed by Sequans with the SEC on December 18, 2023).

(a)(1)(L)	Form of Letter to holders of Company RSAs and Company Share Options in Singapore (incorporated by reference to Exhibit (a)(1)(L) to the Schedule 14D-9/A filed by Sequans with the SEC on December 18, 2023).

(a)(1)(M)	Form of Letter to holders of Unvested RSAs and Unexercised Company Share Options in Israel (incorporated by reference to Exhibit (a)(1)(M) to the Schedule 14D-9/A filed by Sequans with the SEC on December 18, 2023).

(a)(1)(N)	Form of Letter to holders of Vested RSAs in Israel (incorporated by reference to Exhibit (a)(1)(N) to the Schedule 14D-9/A filed by Sequans with the SEC on December 18, 2023).

(a)(1)(O)	Form of Letter to holders of Company RSAs and Company Share Options in Hong Kong (incorporated by reference to Exhibit (a)(1)(O) to the Schedule 14D-9/A filed by Sequans with the SEC on December 18, 2023).

(a)(1)(P)	Form of Letter to holders of Company RSAs and Company Share Options in Finland (incorporated by reference to Exhibit (a)(1)(P) to the Schedule 14D-9/A filed by Sequans with the SEC on December 18, 2023).

(a)(1)(Q)	Form of Letter to holders of Company Warrants (incorporated by reference to Exhibit (a)(1)(Q) to the Schedule 14D-9/A filed by Sequans with the SEC on December 18, 2023).

(a)(5)(I)	Form of Email to employee-security holders of Sequans (incorporated by reference to Exhibit (a)(5)(Q) to the Schedule 14D-9/A filed by Sequans with the SEC on December 18, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2023

RENESAS ELECTRONICS EUROPE GmbH

By:	/s/ Carsten Jauch
Name:	Carsten Jauch
Title:	Managing Director

RENESAS ELECTRONICS CORPORATION

By:	/s/ Shuhei Shinkai
Name:	Shuhei Shinkai
Title:	Senior Vice President and CFO